Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

November 25, 2015	NR 19 - 2015

Avrupa progress at Alvito Project, Portugal

•

Alcaçovas IOCG target upgraded with further mapping and soil sampling

•

Sub-surface sampling outlines an initial drill target area of 1000 x 200 meters

•

Sampling to continue on other targets at Alvito

•

Lowell Copper decides to terminate earn-in option

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to report on progress at its Alvito Project in southern Portugal. In June 2015, the Company announced an earn-in joint venture with Lowell Copper on the Alvito Project (see AVU news release of June 22, 2015). However, Lowell has now decided to terminate its option on Alvito to focus work on its Warintza project in Ecuador. During the short period of the joint venture, Lowell funded approximately 137,000 euros of exploration work on the project.

Paul W. Kuhn, President and CEO of Avrupa, commented, “We thank Lowell Copper’s team for their support in both funding and technical matters while advancing the Alcaçovas iron oxide copper-gold target within the license area. We will utilize the results of the work to continue to upgrade Alcaçovas, as we also upgrade several other important targets around the license.”

During Q3 at Alcaçovas, Avrupa completed further geological mapping, in-fill soil sampling, and sub-surface rock sampling, utilizing a portable drill rig to access down to a maximum of approximately 20 meters depth. The Company drilled 29 short holes, totaling 356 meters, at eight targets located along two sub-parallel trends of strong copper-in-soil anomalism. Each trend is approximately three kilometers long. Twenty-two of these holes intercepted visible copper mineralization, with the best results including 10.5 meters of 0.43% copper in Hole 23 and 5.5 meters of 0.49% copper in Hole 28. Single sample values reached 0.89% copper and 0.53 g/t gold. With this limited work, the Company has defined an initial target area along the west zone, 1000 meters long and 200 meters wide, open at both the north and south ends. Drilling, to date, on the east trend was insufficient to define a true IOCG target.

Avrupa will continue to upgrade the license with further short hole drilling, totaling 320 meters, on a number of other targets that were not addressed in the recent work. Previously, the Company inventoried more than 25 other targets on the Alvito license, several of which will be included in the new work over the next few weeks. The Company plans to aggressively market the project over the coming months.

Alcacovas IOCG Target
Summary Map
572000
574000
576000
4248000
4246000
4244000
001
002-004
024
005
011-015
006-010
016
018
020
017
019
026
027
021
022
023
028
029
Legend
Short Holes
Interpreted Hi
Interpreted Fa
Alvito Rock Cu
Cu ppm
backround
0.005-0.1%
0.1-1%
1-10%
+10%
Alvito Rock Au
Au_ppb
2 - 100
101 - 500
501 - 1000
1001 - 5000
5001 - 6430
Anomaly Type
Mag High
Mag Low
Geochem
Diorite + Monzonite + Syenite
Monzonite + Syenite
1:25,000
Meters
Oct.. 2015
1,000
500
0
1,000

Figure 1. Location of the short hole drilling at the Alcaçovas IOCG prospect.

ALCACOVAS INITIAL TARGET ZONE
Alvito_soils_ED50 by Cu
250 to 10,000 (90)
100 to 250 (364)
50 to 100 (1270)
30 to 50 (3308)
20 to 30 (6122)
-10 to 20 (55345)
Alvito_2015_XRF_soils1 by Cu
500 to 10,000 (2)
75 to 500 (13)
25 to 75 (32)
10 to 25 (44)
250
0
250
500
Meters
Scale: 1:10,000

Figure 2. Inset showing initial drilling target area at Alcaçovas. Best mineralization may be related to intersections between ENE faulting and the main NNW-trending regional structure.

Map 1 Geology (at field obs. points), studied areas, exploration targets & mineral occurrences. May 2014
Geo-Formation
volcanic complex
intrusive complex
volcanic + intrusive
metamorphic complex
SPZ meta-sed/volc
investigated areas
epithermal target
explor. target/occurrence
high priority targets (Cu-Au)
Alvito-property
N
Corte Pereiro
Caeirinha
Machoqueira
Monte Agua Doce
Alcacovas River
Ribeira
ALCACOVAS
Vale Praceres
Manisola
Vale Nogueira
Silveira
Entre As Matas
Entre Matinhas W.
Monte Outeiro
Alcacovas Copper Belt targets
TORRAO
Monte Pego
Albardeiros
Valongo
VIANA DO ALENTEJO
VILA N. DA BARONIA
Aguiar
Sobral das Minas
Romeira
Agua Peixe
Minas de Alvito
Monte Morfais
Monte dos Lancas
Marquesa
0 2.5 5 10 15 20 km
UTM grid ED50, zone 29N
530000 540000 550000 560000 570000 580000 590000 600000
4270000 4260000 4250000 4240000 4230000

Figure 3. Target areas on Alvito license. Red = Alcaçovas IOCG; Blue = Agua de Peixe epithermal gold-silver target; Green = Agua de Peixa and Romeira silver-lead-zinc massive sulfide targets. New short hole drill sampling planned in Agua de Peixe and Romeira areas.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2. Avrupa operates three joint ventures in Portugal and Kosovo, including:

•

The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits;

•

The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs. In Portugal, the Alvito, Marateca, and Mertola projects are JV-ready programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

_______________________________

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content. Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators. He has reviewed the technical disclosure in this release. Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.